BB

8118

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 8 2004
DIVISION OF MARKET REGULATION

04013135

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8-27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PXP Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) | Connecticut (State) | 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease | (860) 403-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) | Hartford (City) | Connecticut (State) | 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Glenn H. Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PXP Securities Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance
Title

Notary Public **My Commission Exp. Oct. 31, 2005**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PXP Securities Corp.

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Financial Statements

with Additional Information

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
PXP Securities Corp.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of PXP Securities Corp. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2003) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 1,352,749
Commissions receivable	268,951
Receivables from related parties	381
Deposits with clearing firms	208,679
Prepaid expenses and other assets	98,028
Total assets	$ 1,928,788

Liabilities and Shareholder's Equity

Payables to related parties	$ 448,586

Shareholder's Equity

Common stock, no par value, 200 shares authorized, issued and outstanding	
Additional paid-in capital	470,340
Retained earnings	1,009,862
Total shareholder's equity	1,480,202
Total liabilities and shareholder's equity	$ 1,928,788

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2003

Operating Revenues	
Commissions	$ 4,800,144
Dividends and interest	6,727
Total operating revenues	4,806,871
Operating Expenses	
Commissions and clearance costs	2,767,479
Outside services	607,051
Other operating expenses	496,175
Total operating expenses	3,870,705
Income before income taxes	936,166
Provision for income taxes	328,578
Net income	$ 607,588

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balances at December 31, 2002	$ 470,340	$ 652,274	$ 1,122,614
Net income		607,588	607,588
Dividend		(250,000)	(250,000)
Balances at December 31, 2003	$ 470,340	$ 1,009,862	$ 1,480,202

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 607,588
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(211,165)
Receivables from related parties	141,184
Prepaid expenses and other assets	50,918
Accounts payable and accrued expenses	(6,000)
Payables to related parties	289,715
Net cash provided by operating activities	872,240
Cash flows from financing activities:	
Dividends	(250,000)
Net increase in cash and cash equivalents	622,240
Cash and cash equivalents, beginning of year	730,509
Cash and cash equivalents, end of year	$ 1,352,749

Supplemental cash flow information:	
Income taxes paid, net	$ 245,753

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Notes to Financial Statements
December 31, 2003

1. Operations

PXP Securities Corp. (PSC), a broker-dealer registered under the Securities Exchange Act of 1934, as amended, provides trading services exclusively for affiliated investment advisors and their clients. PSC is the introducing broker in relationships with unaffiliated firms that act as the clearing brokers.

PSC is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

PSC's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Revenue Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Commissions and clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis.

Income Taxes

PSC accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended. The statement requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. At December 31, 2003, PSC had no deferred tax assets.

PSC files as a part of the PNX consolidated federal income tax return and is included in certain combined state income tax returns required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PSC also files separate tax returns for all states where appropriate. PSC is a party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

3. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2003 are as follows:

Current	
Federal	$ 327,163
State and local	1,415
Total provision for income taxes	$ 328,578

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income for the year ended December 31, 2003:

Statutory rate	35.0%
State income taxes, net of federal benefit	.1
Effective income tax rate	35.1%

4. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PSC is subject to certain rules regarding minimum net capital. PSC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PSC as of December 31, 2003 are as follows:

Aggregate indebtedness	$ 457,089
Net capital	1,289,473
Ratio of aggregate indebtedness to net capital	.35 to 1

At December 31, 2003, PSC's minimum required net capital is $30,472 based on its aggregate indebtedness. PSC, as an introducing broker, clears all trades with and for customers on a fully disclosed basis with a clearing broker that carries all of the customers' accounts. Accordingly, PSC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph k(2)(ii) of such rule.

5. Other Related Party Transactions

Intercompany Agreements

PSC is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, in 2003 PSC was allocated $349,437.

PSC has an informal agreement with an affiliate whereby PSC allows the affiliate to participate in commission savings resulting from a separate agreement PSC has with a third party broker. PSC paid this affiliate $250,000 in 2003 related to this agreement, which is included in Commissions and clearance costs on the Statement of Income. The agreement with the third party broker has a 36 month term and expires in September 2005.

Revenues

PSC earned $969,946 in commissions from affiliated mutual funds. PSC's transactions with affiliates comprised approximately 20% of operating revenues for the year ended December 31, 2003. PSC believes that its transactions with these affiliates were competitive with alternative third party sources for each service provided. As of December 31, 2003 commissions receivable from affiliated mutual funds totaled $52,174.

Receivables from Related Parties

Receivables from related parties as of December 31, 2003 consist of estimated payments in excess of actual expenses paid by PXP and certain of its affiliates on PSC's behalf.

Payables to Related Parties

Payables to related parties as of December 31, 2003 consist of the following:

Tax sharing with PNX and PXP	$ 380,972
Short-term advances and other payables to PXP and its affiliates	67,614
Total	$ 448,586

6. Contingencies

PSC clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between PSC and the clearing brokers, the clearing brokers have the right to charge PSC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge PSC has no maximum amount and applies to all trades executed through the clearing brokers, PSC believes there is no maximum amount assignable to this right. PSC believes that since it only trades with customer invested funds, the risk of loss is remote. PSC made no payments to clearing brokers related to this guarantee in 2003, and has recorded no liabilities with regard to the commitment as of December 31, 2003.

In addition, PSC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. PSC monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

PXP Securities Corp.

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Schedule I

Additional Information

Net Capital

Total shareholder's equity, allowable for purposes of net capital computation		$ 1,480,202
Less nonallowable assets:		
Receivables from related parties	$ 381	
Clearance account	58,679	
Prepaid expenses	106,531	
Excess deductible	5,000	170,591
Net capital before specific reduction in the market value of securities		1,309,611
Less securities haircuts pursuant to Rule 15c3-1		20,138
Net capital		$ 1,289,473

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 448,586
Difference resulting from offsetting various liability accounts against related assets	8,503
Aggregate indebtedness	$ 457,089
Minimum net capital required to be maintained (greater of 6-2/3% of $457,089 or $25,000)	$ 30,472
Net capital in excess of minimum requirements ($1,289,473 - $30,472)	$ 1,259,001
Ratio of aggregate indebtedness to net capital	.35 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PXP Securities Corp. in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
PXP Securities Corp.:

In planning and performing our audit of the financial statements and supplemental schedule of PXP Securities Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004